

August 29, 2011

Via e-mail:
Mr. Daniel Borislow
Chief Executive Officer
majicJack Vocaltec, Ltd.
12 Benny Gaon Street
Building 2B
Poleg Industrial Area
Netanya, Israel 42504

> **Re: majicJack Vocaltec, Ltd.**
> **Form 20-F**
> **Filed April 27, 2011**
> **File No. 000-27648**

Dear Mr. Borislow:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Significant Accounting Policies

majickJack Revenue, page 26

1. Please tell us if you allocate any revenues of the direct sales of your majickJack to the related product and how you determined the allocation. Further tell us the period over which you recognize these product revenues.

Sales Return Policy, page 26

2. We note your disclosure that you have sales with retailers, which in some cases include returns. Tell us in detail how you recognize revenues in regards to the sales with your retailers including if these revenues are recognized upfront or if they are deferred and your basis.

Telephony Services Revenue, page 26

3. You disclose that you have increased billing adjustments yearly from 2008 through 2010. Further you disclose on page 41 litigation related to non-payment by certain carriers. Tell us how you historically accounted for these disputed revenues and if you have had any changes in your policy. We note that the FCC ruled in favor of one carrier in regards to these disputes. Tell us how this factored in your policy. On page 41 you also disclose recording a $2M "fourth quarter adjustment" related to increasing your provisions for estimated billing adjustments. Tell us the nature and rational for this adjustment.

Item 18. Financial Statements

Note 3 - Summary of Accounting Policies

Research and Development, page 73

4. We note that you disclose on page 19 that you have received research development grants from the Israeli Government. In addition your disclosures on page 52 state that approved companies are eligible for grants of up to 50% of their R&D program's expenses. You disclose on page 53 that to utilize the grants the programs must be manufactured in Israel or can be transferred outside of Israel with certain approvals. In Item 4.D on page 24 you disclose that your R&D properties are located in Sunnyvale, California. Tell us the amount of grants you received and how you accounted for the receipt of these grants. Also tell us if you are and historically have been in compliance with all the requirements of the grants.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Borislow
majicJack Vocaltec, Ltd.
August 29, 2011
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director